Organigram Provides Update on Integration of Sanity Group and Unified Global Operating Model
Unified operating model streamlines Canadian manufacturing, unifies global functions and puts profitability at the centre of every business
TORONTO--(BUSINESS WIRE)-- October 15, 2026 -- Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI) (the "Company" or "Organigram"), Canada's #1 cannabis company by market share1 and a growing global cannabis platform, today provided an update on the previously announced accelerated integration of Sanity Group GmbH (“Sanity Group”) and unified global operating model, which completes the integration of Sanity Group and aligns the Company as one enterprise. The Company expects these actions, which include a series of operating efficiencies concentrated in its Canadian business, to deliver annualized run-rate cost savings in the range of $8 million to $10 million in Fiscal 2027, advancing the profitability of the business and supporting disciplined global growth.
Highlights
•Annualized savings: expected to be in the range of $8 million to $10 million, comprising approximately $4.5 million to $5.5 million in selling, general and administrative ("SG&A") expenses and approximately $3.5 million to $4.5 million in operating costs.
•Fiscal 2027 impact: savings expected to reach $5 million to $6 million in fiscal 2027 as changes are phased in through the fiscal year, with the full annualized benefit expected to be reflected in fiscal 2028.
•One-time costs: costs associated with the integration work are expected to be $2 million in Fiscal 2027.
•Unified global enterprise: global functions across Finance, Legal, People & Culture and Technology; a single Global Operations organization; commercial teams organized around Canada and Rest of World; and a centralized Global Innovation and R&D function.
In parallel, the Company plans to discontinue three brands, while trimming the SKU assortment across its remaining portfolio in Fiscal 2027. Investment will be concentrated behind the Company’s three core brands, SHRED, BOXHOT and Big Bag O’ Buds. A simpler portfolio is expected to reduce manufacturing complexity, working capital and overhead costs, and support further gross margin improvement.
A strengthened business, aligned as a unified global enterprise
The actions follow a comprehensive review of Organigram's organization and operations. The Company is now organizing its corporate functions on a global basis, with common standards and clear accountability, which will allow the organization to scale efficiently as it grows. The new structure is designed to reduce duplication, speed up decision-making, and focus talent and investment on the capabilities that matter most to the Company's ability to service its customers, care for its employees, and drive value for its shareholders.
At its 2026 OG Investor Session held on September 30, 2026, management outlined four strategic pillars: a rock-solid Canadian business, international expansion, manufacturing excellence and innovation, and disciplined capital allocation. Management also said it saw opportunities to reduce total SG&A while improving gross margin over time. In the third quarter of fiscal 2026, SG&A as a percentage of net revenue declined to approximately 31%, its lowest level in at least two years. The unified operating model is the next step in that program.
"At our Investor Session, I said that Canada is our foundation, that we need to improve its profitability, and that every dollar we invest has to earn its place," said James Yamanaka, Chief Executive Officer of Organigram. "Today's actions deliver on that. We expect them to lower our cost base and improve the profitability of our business, and operating as a unified global enterprise gives us clearer accountability and a structure that can
1 Multiple sources: Hifyre, Weedcrawler, Provincial Boards, Internal Estimates - September 2026

scale. These savings strengthen our ability to generate consistent cash flow and to invest with discipline behind our highest-return opportunities."
Key elements of the new operating model
•Global functions: Finance, Legal, People & Culture and Technology will now operate globally under common standards for financial reporting, technology, data and regulatory oversight, with regional points of contact.
•Global Operations: Under newly appointed Chief Operating Officer Adrian Frenzel, production, quality, supply chain, and cost control, will come together in one department, with sites managed centrally for consistent execution and scalable efficiency.
•Commercial Canada and Commercial Rest of World: Each will have end-to-end ownership of brand, portfolio, pricing, go-to-market and profitability, separating Canadian adult-use growth from international and medical growth while keeping deep regional expertise.
•Global Innovation and R&D: Innovation, R&D and the Product Development Collaboration with BAT will be centralized at the global level and report directly to the Chief Executive Officer, with Canada and Rest of World each owning product development and execution in their markets.
"Bringing operations together under one accountable structure gives us a clear line of sight from cultivation through to the finished product," said Adrian Frenzel, Chief Operating Officer of Organigram. "As we simplify production flows, increase automation and standardize processes across our production sites, we expect lower unit costs, more consistent quality and stronger gross margins over time in our operations. We will keep looking for further ways to make our operations more efficient."
ABOUT ORGANIGRAM
Organigram Global Inc. is listed on the NASDAQ Global Select Market and TSX. The Company's wholly owned subsidiary, Organigram Inc., is a licensed cultivator and processor. Through its acquisition of Sanity Group GmbH ("Sanity Group"), Organigram participates in the German medical cannabis market and other emerging markets within Europe. Organigram is focused on producing high-quality cannabis for adult consumers, as well as extending the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O' Buds, SHRED, Monjour, Tremblant, Collective Project, Trailblazer, BOXHOT and DEBUNK. Through its acquisition of Sanity Group, Organigram's European brands include Vayamed, avaay, ZOIKS, Endosane Pharmaceuticals, VAAY, and Grashaus Projects. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and infused pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations.
FORWARD-LOOKING INFORMATION
This news release contains forward-looking information. Often, but not always, forward looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes", "targets" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this news release includes, but is not limited to, statements regarding the expected annualized run-rate cost savings and their composition; the expected 2027 fiscal impact and the timing of the full annualized benefit; expected one-time costs and their timing; the expected benefits of the operating efficiency actions and the global operating model, including improved profitability, gross margin, unit costs, quality and accountability; the phased implementation of role changes; the continued evaluation of further efficiency opportunities; and the expectation of no disruption to customers, partners, patients and suppliers. The foregoing statements reflect the Company’s beliefs or objectives, which are not guarantees or assurances, but are based on the implementation of certain specific actions. The forward-looking information is based on management's opinions, estimates and assumptions, including, but not limited to, the achievement of the benefits of the operating efficiency actions depend on the continued successful implementation of the actions on the timeline currently contemplated. Run-rate cost savings and 2027 fiscal impact constitute financial outlook, which financial outlook was approved by management on October 14, 2026. This information is being provided to provide readers with insight into the expected financial impact of the integration work, and may not be appropriate for other purposes.
Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. These include, among others, the risk that anticipated savings are not realized in the amounts or within the time frames expected; higher-than-expected implementation costs; difficulties implementing the new operating model; the retention of key employees; disruption to operations, customer or supplier relationships; changes in regulatory, market or economic conditions; and the factors and risks disclosed in the Company's most recent annual information form, management's discussion and analysis, and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
FOR INVESTOR RELATIONS ENQUIRIES
Max Schwartz, Director of Investor Relations
investors@organigram.ca
FOR MEDIA RELATIONS ENQUIRIES
Mark McKay, Director of Communications
info@organigram.ca